

Greg Belote · 1st
Cofounder / CTO at Wefunder
Los Altos, California, United States · Contact info

 Wefunder

 Massachusetts Institute of Technology

About

Specialties: Browser performance, client-side technologies, web server development

Experience

 **Cofounder / CTO**
Wefunder
Jul 2012 - Present · 10 yrs 1 mo
San Francisco Bay Area

I make sure everything works and that the money goes to the right place.

 **Founder**
Greg Belote Consulting
Mar 2012 - Jul 2012 · 5 mos

 **Co-Founder**
gameroom.io
Dec 2010 - Apr 2012 · 1 yr 5 mos

 **Co-Founder**
TutorialTab
Feb 2010 - May 2011 · 1 yr 4 mos

 **Software Engineer**
TripAdvisor
Jul 2008 - Feb 2010 · 1 yr 8 mos

Education

 **Massachusetts Institute of Technology**
Masters, Computer Science
2007 - 2008

 **Massachusetts Institute of Technology**
Bachelors, Computer Science
2003 - 2007

Interests

Companies   Groups   Schools

 **Wefunder**
10,667 followers

 **Massachusetts Institute of Technology**
1,190,433 followers

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